UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2019 (Report no. 1)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
 (Translation of registrant’s name into English)

7 Sapir Street, 5th floor, Ness Ziona 7403630 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report is incorporated by reference into the registrant's Registration Statement on Form S-8, Registration No. 333-212579.

Annual Meeting of Shareholders
At its 2018 annual meeting of shareholders, all of the proposals on the agenda set forth in the proxy statement dated December 13, 2018 were duly approved.

Press Releases
This Report on Form 6-K of the registrant also consists of the following documents, which are attached hereto and incorporated by reference herein.

Exhibit
Number	Description of Exhibit

99.1	Press release: Tikcro Technologies To Present Unique Properties of a Novel CTLA-4 Antibody at the AACR Annual Meeting 2019 in the U.S., dated March 14, 2019.
99.2	Press release: Tikcro Technologies Reports Fourth Quarter and Full Year 2018 Results, dated April 12, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

By: /s/ Aviv Boim
Date: April 16, 2019	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press release: Tikcro Technologies To Present Unique Properties of a Novel CTLA-4 Antibody at the AACR Annual Meeting 2019 in the U.S., dated March 14, 2019.
99.2	Press release: Tikcro Technologies Reports Fourth Quarter and Full Year 2018 Results, dated April 12, 2019.